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Exhibit 1

[Correll Porvin Associates letterhead]

June 22, 1995


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Gentlemen/Ladies:

We have read Advance Capital I, Inc. Proxy Statement for the Annual Meeting of Shareholders to be held on July 27, 1995, and are in agreement with the statements in response to Item 304(a) of Regulation S-K contained therein.



Sincerely,


CORRELL PORVIN ASSOCIATES, P.C.


Vincent Morgante
Vincent Morgante, CPA